Exhibit 99.1

New Pacific Metals Delivers Strong Economics for Carangas in Preliminary Economic Assessment

VANCOUVER, BC, Oct. 1, 2024 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE-A: NEWP) ("New Pacific" or the "Company") is pleased to report the results of its Preliminary Economic Assessment ("PEA") for the Carangas project (the "Project") in Oruro Department, Bolivia. The PEA is based on the Mineral Resource Estimate (the "MRE") for the Project, which was reported on September 5, 2023, and prepared in accordance with National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI 43-101").

Highlights from the PEA are as follows (all figures in US Dollars):

•	Post-tax net present value ("NPV") (5%) of $501 million and internal rate of return ("IRR") of 26% at a base case price of $24.00/oz silver, $1.25/lb zinc, and $0.95/lb lead;
•	NPV and IRR of $748 million and 34%, respectively, at $30/oz silver;
•	16-year life of mine ("LOM"), excluding 2-years of pre-production, producing approximately 106 million oz ("Moz") of payable silver, 620 million pounds ("Mlbs") of payable zinc and 382 Mlbs of payable lead;
•	Payable silver production of approximately 8.5 Moz per year in years one through six; with LOM average silver production exceeding 6.5 Moz per year;
•	Initial capital costs of $324 million and a post-tax payback of 3.2 years;
•	Average LOM all-in sustaining cost ("AISC") of $7.60/oz silver, net of by-products; and
•	Approximately 500 direct permanent jobs to be created from the Project.

"The PEA for the Carangas project marks a significant milestone for our company, outlining a robust, high-margin project with strong economics. By focusing our efforts on a discrete, near surface, subset of silver rich material we were able to define a project with a post-tax NPV of $501 million, an IRR of 26% and an initial capital expenditure of $324 million," stated Andrew Williams, CEO and President.

"This study not only underscores the quality of this asset but also highlights the exceptional work of our team who discovered this greenfield project only three years ago. While Silver Sand remains our flagship asset, Carangas has become a significant standalone project for our Company. Carangas provides balance and scale to our portfolio of quality silver projects in Bolivia. We are grateful for the collaboration with the local community and government that has brought us to this point and look forward to continuing this partnership as we advance the Project and unlock value for all stakeholders."

Economic Results and Sensitivities

Table 1 shows key assumptions and summarizes the projected production and economic results of the PEA. Tables 2 and 3 show sensitivities to silver prices and operating and capital costs.

Table 1: Carangas Open Pit Mining - Key Economic Assumptions and Results

Item	Unit	Value
Silver Price	$/oz	24
Zinc Price	$/lb	1.25
Lead Price	$/lb	0.95
Total Mill Feed	Mt	64.4
Open Pit Strip Ratio[1]	t:t	1.7
Annual Processing Rate	Mtpa	4.0
Average Silver Grade[2]	g/t	63
Average Silver Grade in first 6 years	g/t	83
Silver Recovery	%	87.3
Total Payable Silver	Moz	106
Total Payable Zinc	Mlbs	620
Total Payable Lead	Mlbs	382
Mine Life[3]	Yrs	16.2
Average Annual Payable Silver Metal over LOM	Moz	6.6
Annual Payable Silver Metal in first 6 years	Moz	8.5
Total Revenue	$M	3,296
Total Revenue Contribution from Silver	%	76
Total Operating Costs (net of by-products)[4]	$/oz	4.25
Government Royalties	$/oz	1.79
AISC (net of by-products)[5]	$/oz	7.60
Initial Capital Costs	$M	324
Sustaining Capital Costs[6]	$M	128
Payback Period (post-tax)[7]	Yrs	3.2
Cumulative Net Cash Flow (pre-tax)	$M	1,447
Cumulative Net Cash Flow (post-tax)	$M	867
Post-tax NPV (5%)	$M	501
Post-tax IRR	%	26
NPV (5%) to Initial Capex Ratio	$:$	1.5

Notes
1.	LOM average strip ratio.
2.	LOM average.
3.	Excludes 2 years pre-production period.
4.	Includes mining costs, processing costs, tailing costs, G&A costs, and selling costs.
5.	Includes total operating costs, royalties, sustaining capital costs, and closure costs.
6.	Excludes mine closure costs of $39 M.
7.	The payback period is measured from the beginning of production after construction is completed.

Table 2: Carangas Project Economic Sensitivity Analysis for Silver Prices - Post-Tax

	Silver Price Sensitivity
Silver Price (US$/oz)	$18.00	$21.00	$24.00 (Base Case)	$27.00	$30.00
Results (post-tax NPV $M / IRR)	254/17%	378/22%	501/26%	625/30%	748/34%

Note: Inputs for the base case (100%) are listed in Table 1. Table 2 presents how the Project's post-tax NPV and IRR are affected by varying the selling price of silver. For example, if the silver price increases by $3/oz (from $24.00 to $27.00/oz) while other Inputs remain as the "Base Case", then the NPV becomes $625 M and the IRR is 30%. NPV values are discounted at a rate of 5%. Zinc and lead prices are kept constant at $1.25/lb and $0.95/lb respectively.

Table 3: Carangas Project Economic Sensitivity Analysis for Costs - Post-Tax

Cost Sensitivity
Sensitivity Items	-20%	-10%	100% (Base Case)	+10%	+20%
Mining Cost (post-tax NPV $M / IRR)	534/27%	518/26%	501/26%	485/25%	468/25%
Process Cost (post-tax NPV $M / IRR)	563/28%	532/27%	501/26%	470/25%	439/24%
Life-of-Mine Capex (post-tax NPV $M / IRR)	558/32%	530/29%	501/26%	473/23%	444/21%

Note: Inputs for the base case (100%) are listed in Table 1. Table 3 lists sensitivity analysis for three "Input" variables. For example, if LOM Capex increases by 20% (+20%), while silver price, mine operating cost, and process operating cost remain the same as the "Base Case" input, the NPV becomes $444M and IRR is 21%. NPV values are discounted at a rate of 5%.

Capital and Operating Costs

The Project, as outlined in the PEA, is anticipated to include an open-pit operation, with mining to be carried out by a contract mining company, supplying mill feed to a flotation plant, producing silver-lead and zinc concentrates. The PEA anticipates the Project will have several capital and operating cost advantages:

•	Mineralized material is flat-lying and near-surface, which is anticipated to result in a shallow pit with a final depth of approximately 230 meters below surface and a low LOM average strip ratio of 1.7:1;
•	It is proposed that the mine will be operated by a contractor with current operations in Bolivia, eliminating the need for the Company to procure a mining fleet and sustain capital for fleet replacement;
•	Bond ball mill work index (BWi) averaging 12 and a Bond abrasion index (Ai) averaging 0.06, therefore it is anticipated that processing mineralized material will require modest power consumption and low grinding media consumption;
•	Test work shows that total silver recoveries are favorable at 87.3%, with the Pb concentrate containing a high silver content expected to exceed 3,500 g/t, along with an absence of deleterious elements to enhance smelter terms;
•	It is expected that the mine will be connected to the national electricity grid, providing low-cost power at $0.05/kWh to the processing plant and other on-site infrastructure;
•	The site can be accessed via national highways and all-season local roads; and
•	The Project could be a major supplier for a proposed government-operated zinc smelter in Oruro.

Table 4: Total Operating Cost Estimate

Item	Cost ($/t milled)
Mining[1]	6.00
Processing	9.00
General and Administration	3.60
Total operating cost	18.60

Note
1.	Mining cost is $2.48/t mined.

A summary of capital costs is shown in Table 5.

Table 5: Total Capital Cost Estimate

Item[1]	Cost ($M)
Mine development	43
Processing plant	188
Site infrastructure[2]	68
Tailings Storage Facility ("TSF")[3]	14
Owner's cost	11
Initial capital	324
Life of mine sustaining capital[4]	167

Note
1.	Includes direct, indirect, and contingency costs. Contingency costs total approximately $43 M.
2.	Includes $37 M for a 200km 115 kV power line.
3.	Tailings capital includes initial earthworks, liners/membranes, and a water management facility.
4.	Sustaining capital costs include expansion of the TSF, refurbishment and replacement of processing equipment, and mine closure of $39 M.

Mining

It is anticipated that the deposit will be mined using a conventional open pit approach. This entails drilling and blasting, with loading by hydraulic excavators and haulage by off-highway rear dump haul trucks. The PEA pit is designed to be relatively shallow, resulting in comparatively short hauls for both mill feed and waste. A SW-NE cross section showing the resource model grades and pit is illustrated in Figure 1. The mine production schedule is illustrated in Figure 2.

Mill feed tonnes and grade are a subset of the Mineral Resource Estimate, accounting for planned mining dilution and recovery. A mining net smelter return ("NSR") cutoff grade of $28/t was applied and all mined material below this cutoff grade is treated as waste.  The mining cutoff grade was chosen to cover all operating costs as well as a built-in economic margin for the Project.

The PEA assumes that mill feed will be hauled to the primary crusher or a run-of-mine ("ROM") stockpile near the crusher. A portion of the oxides and lower grade resources mined in the early years are planned to be stockpiled and processed over the life of mine. Waste rock will be hauled to waste storage facilities. It is anticipated that mine operations will be conducted by a contractor with current operations in Bolivia.

It is anticipated that open-pit mining will commence in the first year of construction.  The mine plan anticipates that 19 Mt of waste and oxide material will be mined, with the oxides stockpiled, over a two-year pre-production period. Peak open-pit production is expected to be 15 Mt per year. The planned open pit contains a total of 176 Mt of material (mineralized material and waste) which is scheduled to be mined out by Year 13 of milling operations. 24 Mt of oxide and lower grade material is planned to be processed throughout the mine, with years 14-17 processing stockpiles exclusively.

Figure 1: Pit Design, SW-NE Section View (CNW Group/New Pacific Metals Corp.)

Notes: Net Smelter Prices ("NSP") and metallurgical recoveries are used to define the NSR cutoff grade. NSPs include market price assumptions of $23.0/oz Ag, $0.95/lb Pb, $1.25/lb Zn. Various smelter and refining terms, offsite costs, and a 6% royalty derive NSPs of $20.5/oz Ag, $0.64/lb Pb, and $0.74/lb Zn. Metallurgical recoveries of 90% Ag, 83% Pb, and 58% Zn are applied. The metal prices, smelter terms, and recoveries for the economic analysis are slightly different from the values described here. Checks have been made by the qualified person to ensure that the PEA mine plan would not be materially altered by revising these inputs to the final PEA values.

Figure 2: Mine Production Schedule Summary (CNW Group/New Pacific Metals Corp.)

Mineral Processing
The Project is designed to process 4.0 Mt of mineralized material per year. The overall production schedule is illustrated in Figure 3. The processing facility will use conventional comminution circuits followed by selective sequential flotation to produce a lead/silver concentrate and a zinc/silver concentrate. This is planned to include primary crushing, followed by a SAG-Ball milling circuit ("SABC") and sequential sulfide flotation to separate silver/lead and zinc while rejecting pyrite and non-sulfidic gangue minerals. Tailings would then be thickened and pumped to a conventional storage facility.

Figure 3: Annual Mill Feed Tonnes and Grade (CNW Group/New Pacific Metals Corp.)

Mineral Resource Estimate

The MRE, which used conceptual open pit mining constraints for reporting purposes, was previously reported by the Company in a news release dated September 5, 2023. The MRE, stated at a 40 g/t AgEq cut-off, is shown in Table 6.

To minimize upfront capital while maximizing the Project's return, the Company based the PEA on a 64 Mt subset of the near-surface, higher-grade material within the Upper Silver Zone of the MRE, as illustrated in Figure 1. This is anticipated to preserve the optionality to mine and process the remainder of the MRE at a later date.

Table 6: Mineral Resource as of August 25, 2023

Domain	Category	Tonnage	Ag		Au		Pb		Zn		AgEq
		Mt	g/t	Mozs	g/t	Kozs	%	Mlbs	%	Mlbs	g/t	Mozs
Upper Silver Zone	Indicated	119.2	45	171.2	0.1	216.4	0.3	916.6	0.7	1,729.6	85	326.8
	Inferred	31.3	43	43.3	0.1	104.6	0.3	202.4	0.5	350.0	80	80.8
Middle Zinc Zone	Indicated	43.4	11	15.0	0.1	77.4	0.4	343.6	0.8	739.4	56	78.1
	Inferred	9.3	9	2.6	0.1	15.6	0.4	74.1	0.8	162.3	54	16.2
Lower Gold Zone	Indicated	52.3	11	19.1	0.8	1,294.4	0.2	184.7	0.2	184.7	92	154.9
	Inferred	4.4	13	1.8	0.7	97.5	0.2	21.4	0.2	21.4	91	12.8

Source: compiled by RPMGlobal, 2023

Notes:
1.	CIM Definition Standards (2014) were used for reporting the Mineral Resources.
2.	The qualified person (as defined in NI 43-101) for the purposes of the MRE is Anderson Candido, FAusIMM, Principal Geologist with RPMGlobal.
3.	Mineral Resources are constrained by an optimized pit shell at a metal price of US$23.00/oz Ag, US$1,900.00/oz Au, US$0.95/lb Pb, US$1.25/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq.
4.	Drilling results up to June 1, 2023.
5.	The numbers may not compute exactly due to rounding.
6.	Mineral Resources are reported on a dry in-situ basis.
7.	Mineral resources are not Mineral Reserves and have not demonstrated economic viability.

Next Steps
With the completion of the PEA, New Pacific intends to continue its efforts to secure the necessary permits for the Project. The Company will only proceed with a feasibility study, expected to take 12-18 months, once it has confidence in a favorable and timely permitting outcome. This is anticipated to include securing a comprehensive mine development agreement with the local community, converting the Company's exploration license into a mining license, substantially progressing an Environmental Impact Assessment Study ("EIA") and obtaining legal certainty for the Project's location within 50 kilometers of the Bolivian border with Chile. The Company anticipates being in such a position no earlier than the second half of 2025.

Significant progress has been made towards these milestones over the past year. For the EIA, the Company has completed baseline environmental data collection for both the dry and wet seasons and has recently secured community consent to begin the primary socioeconomic baseline data collection, which is expected to take several months to complete. This baseline data will help refine the Project's design, assess potential environmental and social impacts and will help inform agreements with the local community.

The Company is encouraged by the strong support from both the Oruro Department and the federal government in advancing the Project. Through its recently formed Oruro Mining Task Force, the Government of Bolivia has established a pathway for transitioning from an exploration license to a mining license, with Carangas set to become the first project to do so under Bolivia's 2014 mining code. The Company believes that continued collaboration and support from governmental authorities are crucial for the Project's success and its potential to become a key source of raw material for a zinc plant under construction by the Bolivian government in Oruro.

Qualified Persons
The qualified persons for the PEA are Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPMGlobal, Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPMGlobal, Mr. Gonzalo Rios, FAusIMM, Executive Consultant - ESG with RPMGlobal, Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services. The specific sections for which each qualified person is responsible will be outlined in the NI 43-101 PEA Technical Report. This is in addition to Mr. Anderson Candido, FAusIMM, Principal Geologist with RPMGlobal who estimated the Mineral Resource. All such qualified persons have reviewed the technical content relevant to the sections of the PEA for which they are responsible included in this news release for the deposit at the Project and have approved its dissemination.

Further details supporting the PEA will be available in an NI 43-101 Technical Report which will be posted under the Company's profile at sedarplus.com within 45 days of this news release. This news release has been reviewed and approved by Alex Zhang, P.Geo., Vice President of Exploration of New Pacific Metals Corp. who is the designated qualified person for the Company.

Conference Call and Webcast Details
The Company will host a conference call and presentation webcast at 8:00 am Pacific Time / 11:00 am Eastern Time on Wednesday, October 2nd, 2024, to provide further information. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A presentation will be made available on the Company's website prior to the webcast. Webcast details:

Date: Wednesday, October 2nd, 2024, 8:00 am Pacific Time / 11:00 am Eastern Time

Toll-free Canada/USA: 1-844-763-8274

International: 1-647-484-8814

Webcast:  https://event.choruscall.com/mediaframe/webcast.html?webcastid=plP25uTi

About New Pacific Metals
New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also advancing its robust, high-margin silver-lead-zinc Carangas project. Additionally a discovery drill program was completed at Silverstrike in 2022.

On behalf of New Pacific Metals Corp.
Andrew Williams
Director and CEO

For Further Information
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT
The results of the PEA prepared in accordance with NI 43-101 titled "Carangas Deposit -  Preliminary Economic Assessment" with an anticipated effective date of October 1, 2024 and prepared by certain qualified persons associated with RPMGlobal are preliminary in nature and are intended to provide an initial assessment of the Project's economic potential and development options of the Project. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and Inferred Mineral Resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the preliminary economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of Mineral Resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not Mineral Reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the Inferred Mineral Resources to be considered in future advanced studies. RPMGlobal (mineral resource, infrastructure, tailings, water management, environmental and financial analysis) was contracted to conduct the PEA in cooperation with Moose Mountain Technical Services (mining), and JJ Metallurgical Services (Metallurgy). The qualified persons for the PEA for the purposes of NI 43-101 are Mr. Marcelo del Giudice, FAusIMM, Principal Metallurgist with RPMGlobal,  Mr. Pedro Repetto, SME, P.E., Principal Civil/Geotechnical Engineer with RPMGlobal, Mr. Gonzalo Rios, FAusIMM, Executive Consultant - ESG with RPMGlobal, Mr. Jinxing Ji, P.Eng., Metallurgist with JJ Metallurgical Services, and Mr. Marc Schulte, P.Eng., Mining Engineer with Moose Mountain Technical Services., in addition to Mr. Anderson Candido, FAusIMM, Principal Geologist with RPMGlobal who estimated the Mineral Resources. All qualified persons for the PEA have reviewed the disclosure of the PEA herein. The PEA is based on the MRE, which was reported on September 5, 2023. The effective date of the MRE is August 25, 2023. Mineral Resources are constrained by an optimized pit shell at a metal price of US$23.00/oz Ag, US$1,900.00/oz Au, US$0.95/lb Pb, US$1.25/lb Zn, recovery of 90% Ag, 98% Au, 83% Pb, 58% Zn and Cut-off grade of 40 g/t AgEq. Assumptions made to derive a cut-off grade included mining costs, processing costs, and recoveries were obtained from comparable industry situations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: the results of the PEA and the timing of the filing of the PEA; expectations regarding the Project; estimates regarding Mineral Reserves and Mineral Resources; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2024 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project  to Administrative Mining Contract; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of Mineral Reserves and Mineral Resources, may not be comparable to similar information disclosed by United States companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the AIF, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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CNW 17:30e 01-OCT-24